         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

               (Amendment No. 1)

                EFTC Corporation
                (Name of Issuer)

                     Common
          (Title of Class of Securities)

                    268443 10 8
                  (CUSIP Number)

                December 31, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/x/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 268443 10 8
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Dresdner RCM Global Investors LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]                  (b)  [  ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

        Dresdner RCM Global Investors LLC - DE Limited Liability Co.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             -0-

6 SHARED VOTING POWER           -0-

7 SOLE DISPOSITIVE POWER        -0-

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        -0-%

12
TYPE OF REPORTING PERSON

        Dresdner RCM Global Investors LLC -IA,OO

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Item 1(a) Name of Issuer:

        EFTC Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

        Horizon Terrace
        9351 Grant Street 6th floor
        Denver, CO  80229

Item 2(a) Name of Person Filing:

        Dresdner RCM Global Investors LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

        Four Embarcadero Center
        San Francisco, California  94111

Item 2(c) Citizenship:

        Dresdner RCM Global Investors LLC - DE Limited Liability Co.

Item 2(d) Title of Class of Securities:

        Common

Item 2(e) CUSIP Number:

        268443 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (e) [X] An investment adviser in accordance with SECTIONS 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

        See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

        Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM GLOBAL INVESTORS LLC

By /s/ Susan C. Gause                 January 8, 1999
        Susan C. Gause
        Chief Operating Officer